Contact

www.linkedin.com/in/ginascott07
(LinkedIn)

Top Skills

Strategic Financial Management
Real Estate Law
Capitalization (Accounting)

Languages

English (Native or Bilingual)
French (Elementary)

Honors-Awards

Winner's Circle Award
Graduated Cum Laude
Dean's List

Gina Scott
Corporate Finance, Real Estate
Charlotte, North Carolina, United States

Summary

I have a corporate finance background, having held analyst roles with KeyBank and Regions Bank, and a Master's degree in Finance. I have underwritten multi-million dollar credit transactions for both corporate and commercial clients. I hold a North Carolina real estate license and a Bachelor's degree in English from Arizona State University.

Experience

The Redbud Group at Keller Williams South Park
6 years 6 months

Chief Operating Officer
September 2021 - Present (4 years 9 months)
Charlotte, North Carolina, United States

Chief Financial Officer
December 2019 - January 2022 (2 years 2 months)
Charlotte, North Carolina Area

Developed and managed a team of employees handling various aspects of the business, including finance, human resources, transaction management, and field services.

Built company-specific financial models to help predict revenue, expenses, and profit for various lines of business.

Created annual budgets and forecasts and managed money to targeted financial ratios.

Instituted a 401(k) retirement plan with matching incentive.

Developed a performance bonus structure for staff employees and a commission structure for Inside Sales departments.

Secured favorable lending terms with SBA loans; managed company PPP loans and forgiveness.

Keller Williams Realty, Inc.
Real Estate Broker
October 2019 - Present (6 years 8 months)

Charlotte, North Carolina Area

Regions Bank

Sr. Commercial Credit Analyst/ Underwriter

October 2018 - November 2019 (1 year 2 months)

Charlotte, North Carolina Area

Analyzed financial performance and credit worthiness of corporate clients requesting approval for multi-million dollar credit facilities.
Underwrote syndicated and bilateral loans and approvals for new and existing clients.
Oversee loan process from initial request through to funding.
Oversaw the credit portfolio management for Regions' transportation and logistics clients.
Developed specialized knowledge of the transportation & logistics industry and sector trends in order to better analyze clients' performance and communicate those to credit officers.
Interpreted financial data of corporations in order to develop conclusions on key operating risks, strengths, and future performance.
Spread financial statements and tax returns.
Tested financial covenants to ensure client compliance.

KeyBank

Commercial Credit Analyst / Underwriter

2017 - 2018 (1 year)

Greater Seattle Area

Analyzed financial statements (income statement, balance sheet, cash flow, budget) of middle market commercial and industrial clients with revenues between $50MM - $500MM. Spread financial statements and tax returns, completed financial projections and forecasting, and loan underwriting.
Researched and identified risks associated with client operations and industry trends in order to underwrite loans; prepared and presented analysis to sales team along with recommendations for loan and pricing structure. Managed workflow of offshore analysts regarding portfolio monitoring tasks.

- Managed new loan requests, renewals and annual reviews for middle market portfolio of 360 clients and $3 billion in commitments.
- Used financial models for forecasting revenue and sales, cash flow coverage, and debt capacity for prospective and existing clients.

- Investigated variances in budget and expenses and used variance analysis to provide recommendations for additional products and/or pricing structure for existing products to sales team.
- Tested and documented financial reporting and covenant compliance for existing clients; worked with relationship managers to establish actions plans for covenant violations.
- Coached and managed offshore analyst team as related to covenant testing, which led to a decreased testing turnaround time of 30 days to 14 days.
- Established good working relationships and collaborated with a team of 10+ commercial relationship managers for the Washington and Indiana markets.
- Established deal completion times of 2-3 days, improving client and sales team relationships.
- Led team in the adaptation of new nCino / Salesforce underwriting system.
- Spread financial statements and tax returns.
- Tested financial covenants to ensure client compliance.

Verizon Wireless
Sales Representative
2008 - 2012 (4 years)

Verizon Wireless Winner's Circle recipient for exceeding sales goals. Responsible for daily and monthly quotas/deadlines. Maintained knowledge of competitive offers and provided critical market feedback to the Store Manager regarding local competition and product/service needs. Maintained strong knowledge of all Company products, accessories, pricing plans, promotions, and service features. Skilled in obtaining information from possible clients and creating a personalized solution for them based on their buying motives. After my first year in Sales, I was awarded the Winner's Circle Award from Verizon for consistently meeting 120% of my monthly quota.

Education

Arizona State University
Bachelor of Arts (B.A.), English Language and Literature · (2012 - 2015)

Southern New Hampshire University
Master of Science (MS), Finance, Corporate Finance · (2016 - 2017)